Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q3 2026 Results

- Return to Non-GAAP Profitability ahead of initial expectations -

- 71% revenue growth backed by strong Design Win momentum -

KFAR SAVA, Israel, October 29, 2026 - Silicom Ltd. (NASDAQ: SILC), an industry-leading provider of high-performance server/appliance networking solutions, today reported its financial results for the third quarter ended September 30, 2026.

Financial Results

Third quarter: Silicom’s revenues for the third quarter of 2026 reached $26.7 million, up 71% from $15.6 million for the third quarter of 2025.

On a GAAP basis, the Company recorded a net loss of $0.3 million, or $0.06 per ordinary share (basic and diluted), compared with a net loss of $2.8 million, or $0.49 per ordinary share (basic and diluted), in the third quarter of 2025, an improvement of 88%.

On a non-GAAP basis (as described and reconciled below), the Company recorded net income of $0.3 million, or $0.04 per ordinary share (basic and diluted), compared with a net loss of $2.1 million, or a net loss of $0.36 per ordinary share (basic and diluted), for the third quarter of 2025.

First Nine Months: Silicom’s revenues for the first nine months of 2026 rose by 55% to $69.6 million, compared with $45.0 million in the first nine months of 2025.

On a GAAP basis, net loss for the period totalled $4.8 million, or $0.84 per ordinary share (basic and diluted), a 46% improvement compared with $8.9 million, or $1.57 per ordinary share (basic and diluted), for the first nine months of 2025.

On a non-GAAP basis (as described and reconciled below), net loss for the period totalled $2.1 million, or $0.37 per ordinary share (basic and diluted), a 66% improvement compared with a net loss of $6.1 million, or $1.08 per ordinary share (basic and diluted), for the first nine months of 2025.

Guidance

Based on highly predictable recurring revenues from the company’s Design Win platform, revenues for the fourth quarter are expected to reach $27 - $28 million, representing 66% year-over-year growth at the upper end of the guidance. As a result, full-year 2026 revenue projections are being raised once again to $96 - $98 million, representing 57% year-over-year growth.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, "We are pleased to report outstanding third quarter revenues of $26.7 million, a 71% increase over Q3 2025. Driven by strong execution and the significant leverage inherent in our business model, we returned to non-GAAP profitability well ahead of our initial expectations. These results reinforce our confidence in the strength of our target markets, the effectiveness of our execution, and the soundness of our strategic plan.”

Mr. Eizenman continued, “Our growth continues to be fueled by strong Design Win momentum. The Design Wins we secure today drive growth for years to come, making them one of the most important indicators of our future performance. The two new Design Wins we added this quarter bring our year-to-date total to eight, already exceeding the low end of our full-year guidance while positioning us on track to meet or exceed the high end.

“Our pipeline remains deep and diverse, with opportunities across our entire product portfolio - Edge systems, Smart NICs and FPGA - as well as AI Inference, White Box Switches, and Post-Quantum Cryptography. We are particularly encouraged by the success of our strategic plan, which is giving us the means to invest both in our core business and in the significant long-term potential upside of AI Inference, a natural extension of our core expertise, capabilities, customer base and IP roots.”

Mr. Eizenman concluded, “Taken together, these achievements demonstrate clearly that Silicom has passed an inflection point. Customer demand continues to expand, growth momentum continues to build, and our return to profitability marks a significant milestone. With accelerating revenues and our business fundamentals strengthening, we expect to close 2026 on a high note, carrying this exceptional momentum into a highly promising 2027.”

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Conference Call Details
Silicom’s Management will host an interactive conference today, October 29th, at 9am Eastern Time (6am Pacific Time, 3pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642

ISRAEL: 03 918 0609

INTERNATIONAL: +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 3:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements within the meaning of applicable securities laws which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements.

For example, when the Company discusses its revenue outlook or guidance for future periods, growth opportunities, market demand for its products and solutions, expected customer deployments, the scalability of its business model, operating performance, strategic partnerships, technology leadership, or industry trends affecting cloud infrastructure, artificial intelligence workloads, networking acceleration technologies or telecommunications markets, it is using forward-looking statements.

Additional factors include, but are not limited to, Silicom’s  dependence for substantial revenue growth on a limited number of customers, industry trends affecting networking and data center infrastructure, including the migration to cloud architectures, disaggregation of networking systems and the separation of hardware and software solutions; the pace of adoption of emerging technologies such as artificial intelligence inference infrastructure; the timing and extent of market adoption of Silicom’s new products and of new Design Wins achieved by Silicom; fluctuations in customer purchasing cycles and the timing of customer deployments; protection of intellectual property, changes in exchange rates; and the wars in Gaza, Lebanon and with Iran, as well as the war in the Ukraine, and existing and potential disruptions to global shipping routes such as the Straits of Hormuz and the Red Sea.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by Silicom and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by Silicom that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income (loss), net income (loss) or per share data prepared in accordance with GAAP.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	September 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$13,741	$35,156
Short-term bank deposits	-	6,000
Marketable securities	13,898	6,958
Accounts receivables: Trade, net	16,906	9,194
Accounts receivables: Other	4,784	3,155
Inventories	72,791	52,650
Total current assets	122,120	113,113

Marketable securities	17,317	25,518
Assets held for employees’ severance benefits	1,744	1,670
Deferred tax assets	175	-
Property, plant and equipment, net	3,802	3,140
Intangible assets, net	5,060	2,569
Right of Use	5,915	6,147
Total assets	$156,133	$152,157

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$19,871	$11,116
Other accounts payable and accrued expenses	10,472	14,116
Lease Liabilities	2,038	2,019

Total current liabilities	32,381	27,251

Lease Liabilities	3,960	4,252
Liability for employees’ severance benefits	3,244	3,049
Deferred tax liabilities	-	116

Total liabilities	39,585	34,668

Shareholders' equity
Ordinary shares and additional paid-in capital	80,501	76,647
Treasury shares	(55,171)	(55,171)
Retained earnings	91,218	96,013
Total shareholders' equity	116,548	117,489

Total liabilities and shareholders' equity	$156,133	$152,157

Silicom Ltd. Consolidated Statements of Operations

 (Unaudited, US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2026	2025	2026	2025
Sales	$26,720	$15,614	$69,624	$45,018
Cost of sales	18,699	10,717	48,791	31,131
Gross profit	8,021	4,897	20,833	13,887

Research and development expenses	5,547	4,998	16,559	15,033
Selling and marketing expenses	1,947	1,791	5,808	4,796
General and administrative expenses	1,375	1,188	4,115	3,509
Total operating expenses	8,869	7,977	26,482	23,338

Operating income (loss)	(848)	(3,080)	(5,649)	(9,451)

Financial income (expenses), net	643	514	1,201	1,340
Income (loss) before income taxes	(205)	(2,566)	(4,448)	(8,111)
Income taxes	136	236	347	834
Net income (loss)	$(341)	$(2,802)	$(4,795)	$(8,945)

Basic and diluted income (loss) per ordinary share (US$)	$(0.06)	$(0.49)	$(0.84)	$(1.57)
Weighted average number of ordinary shares used to compute basic and diluted income (loss) per share (in thousands)	5,784	5,706	5,735	5,707

 Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(Unaudited, US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2026	2025	2026	2025

GAAP gross profit	$8,021	$4,897	$20,833	$13,887
(1) Share-based compensation (*)	67	64	225	215
Non-GAAP gross profit	$8,088	$4,961	$21,058	$14,102

GAAP operating income (loss)	$(848)	$(3,080)	$(5,649)	$(9,451)
Gross profit adjustments	67	64	225	215
(1) Share-based compensation (*)	801	584	2,448	2,049
Non-GAAP operating income (loss)	$20	$(2,432)	$(2,976)	$(7,187)

GAAP net income (loss)	$(341)	$(2,802)	$(4,795)	$(8,945)
Operating income (loss) adjustments	868	648	2,673	2,264
(2) Lease liabilities - Financial expenses (income)	(270)	79	25	534
Non-GAAP net income (loss)	$257	$(2,075)	$(2,097)	$(6,147)

GAAP net income (loss)	$(341)	$(2,802)	$(4,795)	$(8,945)
Adjustments for Non-GAAP Cost of sales	67	64	225	215
Adjustments for Non-GAAP Research and development expenses	391	245	1,233	939
Adjustments for Non-GAAP Selling and marketing expenses	231	207	688	568
Adjustments for Non-GAAP General and administrative expenses	179	132	527	542
Adjustments for Non-GAAP Financial income (loss), net	(270)	79	25	534
Non-GAAP net income (loss)	$257	$(2,075)	$(2,097)	$(6,147)

GAAP basic income (loss) per ordinary share (US$)	$(0.06)	$(0.49)	$(0.84)	$(1.57)
(1) Share-based compensation (*)	0.15	0.12	0.47	0.40
(2) Lease liabilities - Financial expenses (income)	(0.05)	0.01	-	0.09
Non-GAAP basic income (loss) per ordinary share (US$)	$0.04	$(0.36)	$(0.37)	$(1.08)

GAAP diluted income (loss) per ordinary share (US$)	$(0.06)	$(0.49)	$(0.84)	$(1.57)
(1) Share-based compensation (*)	0.14	0.12	0.47	0.40
(2) Lease liabilities - Financial expenses (income)	(0.04)	0.01	-	0.09
Non-GAAP diluted income (loss) per ordinary share (US$)	$0.04	$(0.36)	$(0.37)	$(1.08)

 (*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))